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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.     )*


                           Giga-tronics Incorporated
                        ------------------------------
                               (Name of Issuer)


                                  Common Stock
                        ------------------------------
                        (Title of Class of Securities)


                                   375175106
                        ------------------------------
                                (CUSIP Number)



Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               Page 1 of 3 Pages
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                                 SCHEDULE 13G

CUSIP NO. _______________                                     Page 2 of 3 Pages


1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George H. Bruns, Jr.
            Soc. Sec. No. ###-##-####

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a)  / /
                                                                    (b)  / /
            Inappropriate

3   SEC USE ONLY



4   CITIZENSHIP OR PLACE OF ORGANIZATION

            American Citizenship


                  5    SOLE VOTING POWER

    NUMBER OF              212,553
     SHARES
  BENEFICIALLY    6    SHARED VOTING POWER
    OWNED BY
      EACH                 170,000
    REPORTING
     PERSON
      WITH        7    SOLE DISPOSITIVE POWER

                           212,553


                  8    SHARED DISPOSITIVE POWER

                           170,000


 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            382,553


10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

            Not Applicable

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            11.4%


14  TYPE OF REPORTING PERSON*

            IN


                    *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 3 pages
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                            SCHEDULE 13G ATTACHMENT

                                                                    Page 3 of 3

Item 1.(a)    Name of Issuer:         GIGA-TRONICS INCORPORATED
Item 1.(b)    Address of Issuer:      4650 Norris Canyon Road, San Ramon,
                                      CA 94583

Item 2.(a)    Name of Person Filing:  George H. Bruns, Jr.
Item 2.(b)    Address of Principal Business Office:
              Same as Item 1.(b)
Item 2.(c)    Citizenship:            American
Item 2.(d)    Title of Class of Securities:     Common
Item 2.(e)    CUSIP Number:           375175106

Item 3.     This statement is not filed pursuant to Rule 13d-1(b), or 13d-2(b).

Item 4.      Ownership as of December 31, 1996
Item 4.(a)   Amount Beneficially owned:         See Page 2, No. 9
Item 4.(b)   Percent of Class:                  See Page 2, No. 11
Item 4.(c)   Number of shares as to which such person has:
       (i)   sole power to vote or to direct the vote:  See Page 2, No. 5
       (ii)  shared power to vote or to direct the vote:     See Page 2, No. 6
       (iii) sole power to dispose or to direct the disposition of:
                        See Page 2, No. 7
       (iv)  shared power to dispose  or to direct the disposition of:
                        See Page 2, No. 8

Item 5.      Ownership of Five Percent or Less of a Class:
             If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
             securities, check the following:  /  /    Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
             Not Applicable

Item 8.      Identification and Classification of Members of the Group.
             Not Applicable

Item 9.      Notice of Dissolution of the Group.
             Not Applicable

Item 10.     Certification
             Not Applicable